Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork, Ireland
Tel: +353 21 423 5000

www.tyco.com

May 4, 2015
Carlos Pacho, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:    Tyco International plc
Form 10-K for the fiscal year ended September 26, 2014
Filed November 14, 2014
Form 10-Q for the fiscal quarter ended December 26, 2014
Filed January 30, 2015
Response Dated March 24, 2015
File No. 001-13836

Dear Mr. Pacho:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 17, 2015 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International plc (referred to as “we,” the “Company” or “Tyco”) filed on November 14, 2014, Quarterly Report on Form 10-Q filed on January 30, 2015 and the Company’s Response Letter, dated March 24, 2015 to the Staff’s original comment letter dated March 13, 2015.

Set forth in the pages that follow are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers are to the Edgarized version of the applicable document. Should you have any questions concerning the accompanying materials, please contact Mr. Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4627.

Very truly yours,

/s/ ARUN NAYAR
Arun Nayar
Executive Vice President and Chief Financial Officer

Mr. Carlos Pacho
May 4, 2015

Copies to:

Tyco International plc
Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer
Judith Reinsdorf, Executive Vice President and General Counsel

Deloitte & Touche LLP
Chris Cooper, Partner
Paul Krieger, Partner

Form 10-K for the Fiscal Year Ended September 26, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.
Please tell us and disclose the significant components of cost of product sales, cost of services, and selling, general and administrative expenses. In this regard, we note certain components of your selling, general and administrative expenses as disclosed in the notes to the financial statements and your proxy statement.

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is consistent with the way management reviews the business, enables investors to see the Company’s results through the eyes of management, and includes the financial information which is necessary for a reader to understand the Company’s financial condition, changes in financial condition, and results of operations. Consistent with Item 303 of Regulation S-K, the disclosure currently provided in the Company’s MD&A has focused on the primary drivers which most affect the Company’s revenue and profitability - for example - volume, productivity initiatives and the mix of businesses, type of products or regions, acquisitions/divestitures, foreign currency, or other discrete items contributing to or materially affecting revenue and profitability in the periods. Operating income - in both dollars and as a percentage of revenues, is our key measure that we use internally to track and evaluate the profitability of our businesses as well as to communicate such results externally to investors and analysts on a regular basis. In relation to operating income, the Company currently discloses each quarter the most significant items affecting operating income including certain components of cost of products, costs of service and selling, general and administrative expenses (“SG&A”). We respectfully advise the Staff that while we believe that our current disclosure provides the appropriate level of detail regarding the significant components of revenue and operating income, we propose to include language in future filings that substantially conforms with the following:

“The significant components of cost of product sales include material costs, labor and overhead costs, product shipping and warehousing costs. The significant components of cost of services include labor and employee related costs, depreciation expense, costs associated with our equipment and fleet of vehicles, telecommunication costs and material costs. The significant components of SG&A include compensation and compensation related costs, facility and maintenance expenses and professional fees.”

In addition, to the extent a component of cost of product sales, cost of services or SG&A was to have, or was expected to have, a material impact to the Company’s operating income, the Company will highlight this in our discussion of operating income in the relevant period of future filings.

Form 10-Q for the Fiscal Quarter Ended December 26, 2014

Liquidity and Capital Resources, page 46

2.
We note your response to comment 1. Per your statement your “asbestos liabilities are expected to ultimately be settled in cash.” Accordingly, please discuss the liquidity impact of such cash settlements in future filings. In this regard, we note that your expected cash outlay for asbestos claims settlements during FY 2015 appears to be significant in relation to your cash balance and your cash flows from operating activities.

In response to the Staff’s comment, in future filings, the Company will address cash outlays for asbestos related liabilities in the Liquidity and Capital Resources section of the Company’s MD&A. In this regard, we note that in our Form 10-Q for the fiscal period ended March 27, 2015, the Company included the following language:

“On January 9, 2015, the Company completed a series of restructuring transactions related to the establishment and funding of a structure dedicated to resolving certain historic Grinnell asbestos liabilities. Pursuant to this transaction, a subsidiary of the Company acquired certain assets of Grinnell and transferred cash and other assets totaling approximately $278 million to the structure. The cash and assets transferred to the structure have been designated as restricted by the Company. In addition, on the effective date of Yarway’s Chapter 11 plan of reorganization, which is anticipated to occur in the third fiscal quarter of 2015, the Company expects to contribute approximately $325 million to an asbestos settlement trust that conforms to the provisions of Section 524(g) of the U.S. Bankruptcy Code. See Note 11 to our unaudited Consolidated Financial Statements.”